UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler reports strong start to 2025 driven by fleet expansion and increased utilisation

Copenhagen – 21 May 2025 – Today, Cadeler A/S (“Cadeler” and, together with its subsidiaries, the “Group”) published its Q1 2025 Earnings Release, delivering progress in both financial and operational performance in the same quarter that the company has expanded its operational fleet, having taken delivery of two new vessels.

For the first three months of 2025, Cadeler reported revenue of EUR 65 million, an increase of EUR 46 million compared to EUR 19 million in the same period of 2024.

EBITDA rose to EUR 24 million, an increase of EUR 34 million from a loss of EUR 10 million in Q1 2024.

The expectation for both revenue and EBITDA remains unchanged for 2025 as communicated in Cadeler’s Annual Report 2024: full-year revenue is expected to range between EUR 485-525 million and EBITDA is expected to range between EUR 278-318 million.

Fleet ramp-up and utilisation

In the first quarter of 2025, Cadeler took delivery of two new state-of-the-art jack-up wind farm installation vessels. Wind Maker was delivered to the company in January 2025 and has already begun her first installation job at the Greater Changhua 2b and 4 offshore wind farms in Taiwan, developed by Ørsted. Wind Pace was delivered to the company in March 2025 and will be deployed at an offshore wind farm project in the U.S. under a contract from Q2 2025 to Q1 2026. Both vessels were delivered to Cadeler safely, on time and within budget, and are purpose-built to withstand severe weather conditions and operate at the industry’s most challenging offshore wind installation sites across the globe.

Cadeler’s seven operating vessels achieved a combined utilisation rate of 55.3% in Q1 2025. The utilisation rate is in line with the Company’s expectations and reflects the scheduled drydocking and planned maintenance work scopes, plus time in transit for the Group’s new vessel deliveries.

CEO Statement

"We’ve begun 2025 in line with our expectations," said Mikkel Gleerup, CEO of Cadeler. "With revenue more than tripling and EBITDA returning firmly to positive territory, our investments in fleet expansion and project execution are delivering tangible results. We’ve brought two more vessels into operation (representing 50% of the new builds to be delivered in 2025), which will allow us to continue supporting our clients in Europe, Asia-Pacific and North America with a modern, flexible and capable fleet."

"Our outlook for the year remains strong, with a robust contract pipeline, healthy liquidity, and the strategic headroom needed to support our continued growth. We remain committed to being the partner of choice for next-generation offshore wind projects."

Solidified backlog and global project momentum

Cadeler’s order book for 2025 is substantially filled. As of today’s date, Cadeler’s contract backlog stands at EUR 2,487 million, of which EUR 2,023 million is under firm contract and EUR 464 million under exercisable options. Now 100% of the backlog relates to projects that have received a positive Final Investment Decision (FID).

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New agreements signed in Q1 2025 include:

•	Two firm contracts signed on 3 February 2025 for the use of the newbuild vessel Wind Mover, with a combined potential value of up to EUR 75 million; and

•	A firm contract signed on 28 February 2025 for Wind Pace’s first deployment in the United States, valued between EUR 67 and 75 million, with work commencing in Q2 2025.

Cadeler also signed a notable Vessel Reservation Agreement (VRA) with Ocean Winds for the BC-Wind offshore wind farm in the Polish Baltic Sea, with a potential value of EUR 48–56 million.

Balance sheet strength and continued investment

As of 31 March 2025, Cadeler’s total assets stood at EUR 2,464 million, reflecting a 27% increase from year-end 2024, primarily driven by fleet expansion. Cadeler’s equity stood at EUR 1,226 million, slightly down from EUR 1,234 million at the start of the year, primarily due to hedging adjustments.

Cadeler continues to invest in its future-ready fleet with funding support from its green financing facilities, including the newly signed EUR 525 million Sinosure-backed A-class Facility, which will support the build of Cadeler’s next-generation A-class vessels.

Earnings Call

In connection with the release of its Q1 2025 Earnings Report, Cadeler will host a live video webcast presentation for the investment community. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from Oslo.

Date: 21 May 2025
Time: 08:00 EST / 13:00 UK / 14:00 CET

The earnings presentation is open to all interested parties and may include forward-looking information. Please register in advance at this link: Registration | Q1 2025 Earnings Presentation.

A replay of the webcast and the presentation slides will be made available on Cadeler’s Investor Relations website following the presentation. Find it here: http://www.cadeler.com/investor

For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and

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most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2025	CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer

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